FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated April 15, 2004

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

MICROLOGIX TO ACQUIRE SAN DIEGO-BASED MITOKOR, INC.

Acquisition Adds Clinical and Preclinical Product Candidates

in Alzheimer’s Disease, Arthritis, and Other Large-Market Indications

Vancouver, BC, CANADA and San Diego, CA, USA – April 15, 2004 – Micrologix Biotech Inc. (“Micrologix”) (TSX: MBI; OTC: MGIXF) has entered into a definitive agreement to acquire San Diego-based MitoKor, Inc. (“MitoKor”), a privately held biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction, with clinical and preclinical product candidates in Alzheimer’s, arthritis, Parkinson’s, and other diseases.

Strategic and Business Rationale: transformational acquisition broadens therapeutic focus and leverages product development and business development strengths to unlock value.

Together, Micrologix and MitoKor have:

  2 candidates in or entering Phase III clinical development (both in active partnering discussions)

  3 candidates in Phase I/II development

  7 programs in preclinical development

  a strong history of corporate agreements with major biotechnology and pharmaceutical companies including MitoKor’s current agreements with Pfizer and Wyeth

Jim DeMesa, M.D., who will lead the combined company as President & CEO, stated, “We have built an outstanding leadership and product development team at Micrologix, and have executed on our strategy to create a broad anti-infective product portfolio with clinical and preclinical programs in hepatitis, acne, catheter-related infections, and hospital-acquired infections. Adding MitoKor’s clinical and preclinical product candidates for neurological, metabolic, and degenerative diseases, broadens our therapeutic focus and increases our commercial opportunities. This major step in our transformation, combined with our strengths in product and business development, further fuels our business model for value creation. Furthermore, establishing a San Diego (U.S.) operation gives us a presence in another leading North American biotechnology hub, which we expect can provide additional strategic advantages going forward.”

Walter Moos, Ph.D., Chairman & CEO of MitoKor, added, “Based on over 20 years of experience in the pharmaceutical and biotech industries, and having led MitoKor for the past seven years, I am very confident in the therapeutic and economic potential of our technology and am committed to working closely with the Micrologix team to help unlock significant value.”

MitoKor has built a solid scientific and intellectual property portfolio related to mitochondrial dysfunction. These advances have resulted in the following product development programs at MitoKor:

  MITO-4509 (Alzheimer’s disease): an orally-administered drug candidate which has demonstrated neuro-protective activity and reductions in beta-amyloid in animal models of Alzheimer’s disease, and was well tolerated in a completed human Phase I trial. Planning is underway to advance this drug into Phase II clinical development within 12 months. In addition to Alzheimer’s disease, MITO-4509 has shown potential for use in Parkinson’s disease, Friedreich’s ataxia, retinitis pigmentosa, and mild cognitive impairment (“MCI” is often considered a precursor to Alzheimer’s disease).

Sanjay Asthana, M.D., Associate Director of the Wisconsin Alzheimer's Institute, Section Head of Geriatrics and Gerontology, and a recognized clinical expert in neurological disease drug development stated, “MITO-4509 could be a potential therapeutic breakthrough for the large number of people expected to develop Alzheimer’s disease and other major conditions associated with mitochondrial dysfunction in the future.”

  MITO-4565 (Glaucoma): a small molecule in preclinical testing which has demonstrated potent activity in blocking the apoptotic cell death pathways that underlie retinal degeneration. With its neuro-protective mechanism of action, MITO-4565 also has potential for Alzheimer’s disease, MCI, and Parkinson’s disease.

  MITO-4042 (Arthritis): a small organic molecule that has demonstrated the ability to improve function in cartilage and chondrocytes in preclinical models.

  In addition to these drug candidates, MitoKor has identified lead candidates for the treatment of obesity and ischemia reperfusion injury of the heart and central nervous system (CNS).

Micrologix Biotech Inc.

April 15, 2004

In aggregate, MitoKor owns or has exclusive licenses to more than 30 issued U.S. patents and over 25 pending U.S. applications, as well as over 100 foreign counterparts and applications.

Details of the Transaction and Integration Plans

Micrologix will issue approximately 5.5 million common shares as upfront consideration to acquire MitoKor and 4 million Series E preferred shares for potential future milestone payments, the latter of which represents up to US$4 million in stock and/or cash upon the achievement of certain product development or other milestones related to the MitoKor portfolio.  The transaction, anticipated to close in June 2004, is subject to a California fairness hearing, the approval of MitoKor’s shareholders, and other customary conditions such as regulatory approval. The current Board of Directors of Micrologix will serve as the Board of the new combined company, with some restructuring anticipated after closing, including the addition of Walter Moos as a new director. As part of the transaction, Micrologix intends to maintain a portion of the MitoKor facility in San Diego. Three senior members of the MitoKor corporate and scientific management team have entered into consulting and/or employment agreements with Micrologix, including:  Walter Moos, Ph.D., Chairman & CEO of MitoKor, who will work closely with Dr. DeMesa on integration and management, Neil Howell, Ph.D., VP Research, and Jim Dykens, Ph.D., Director of Drug and Business Development.

With continued cost management, it is anticipated that the burn rate guidance of $9-$12 million for Micrologix will increase to $10-$13 million annually for the combined company going forward. With an estimated combined $23 million in cash, sufficient capital for approximately two years of operation will be maintained. Upon closing of the transaction, MitoKor will merge with MBI Acquisition Corp. an indirect wholly-owned subsidiary of Micrologix, incorporated in Delaware. Micrologix will continue to trade on the Toronto Stock Exchange under the ticker "MBI" and over-the-counter in the U.S. under the symbol “MGIXF” until a new name is selected to more accurately reflect the transformation into a diversified biopharmaceutical company.

MitoKor has attracted many top-tier investors and strategic partners, with shareholders including Alta Partners, Domain Associates/3i Biotechnology Investment Trust, Forward Ventures, MDS Capital Corp., Chiron, Pfizer, and others. Agreements supporting the transaction have been executed by a number of MitoKor’s major shareholders. Vengate Capital acted as an advisor to Micrologix and Legg Mason Wood Walker, Incorporated acted as advisor to MitoKor for the purposes of this transaction.

About Mitochondrial Dysfunction

Mitochondria are present in nearly all animal and plant cells and are essential to human life. Mitochondrial dysfunction is a significant contributing factor in the pathophysiology of over 75 diseases, including Alzheimer's and Parkinson's diseases, arthritis, stroke, and others. More about MitoKor, mitochondrial science and mitochondrial dysfunction can be found at www.mitokor.com.

Conference Call & Web Cast

Investors, analysts and the media are invited to participate in a conference call today (April 15, 2004) at 2:00 p.m. ET (11:00 a.m. PT) to discuss this announcement.  Please telephone 1-877-211-7911 (U.S. and Canada) or (416) 405-9310 (Toronto area callers).  A replay of this call will be available from April 15 through April 29, 2004. The playback number is: 1-800-408-3053 or 416-695-5800, reservation number 3038155.The call will also be web cast at www.mbiotech.com.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company has four product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

“Jim DeMesa”

James DeMesa, MD, President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Email: jburke@mbiotech.com	Gino DeJesus/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward looking statements in this news release include, but are not limited to, Micrologix completing the acquisition of MitoKor with closing in June 2004, advancing MITO-4509 into Phase II clinical development for Alzheimer’s disease, maintaining a San Diego facility as part of the acquisition of MitoKor, anticipated burn rate increasing to $10 to $13 million annually for the combined company and having sufficient capital for approximately two years of operations. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: government regulation, dependence on and management of current and future corporate collaborations, early stage of development; technology and product development; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; manufacturing and market uncertainties; and intense competition. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: April 15, 2004